UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A/A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company (formerly, Eagle Point Credit Company LLC, a Delaware limited liability company) hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such amendment to its notification of registration submits the following information:

Name:	Eagle Point Credit Company Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

20 Horseneck Lane Greenwich, CT 06830

Telephone Number:	(203) 862-3150

Name and Address of Agent for Service of Process:

Thomas P. Majewski 20 Horseneck Lane Greenwich, CT 06830

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES ☑ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in Greenwich, Connecticut, on the 6th day of October 2014.

Eagle Point Credit Company Inc.

By:	/s/ Thomas P. Majewski
Thomas P. Majewski
Chief Executive Officer

Attest:

/s/ Kenneth P. Onorio

Kenneth P. Onorio

Chief Financial Officer